Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot-Yam, M.P. Menashe 37804, Israel

January 16, 2013

Dear Shareholder,

You are cordially invited to attend the special general meeting of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on February 13, 2014, beginning at 17:00, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, M.P. Menashe 37804, Israel (the “Meeting”).

The Company’s Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on January 13, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Maxim Ohana Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, M.P. Menashe, 37804, Israel

Tel:  +972-4-6109217

PROXY STATEMENT

_________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on February 13, 2014

[As amended and restated]

M.P. Menashe, Israel, January 6, 2014 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special general meeting of its shareholders (the “Meeting”) will be held on February 13, 2014 at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Meeting is being called for the following purposes:

(1)	to elect Mr. Avner Naveh, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

(2)
to approve a compensation policy for the Company's Office Holders (the “Compensation Policy”), subject to, and in accordance with, the provisions of the Israeli Companies Law 5759 – 1999 (the “Companies Law”);

(3)	to approve the compensation terms of Mr. Avner Naveh for his service as a director of the Company; and

(4)
to approve an amendment to the Company's Articles of Association, to provide that certain resolutions of the Board of Directors of the Company (the “Board”) will be adopted by a special majority of the Board if so required by the Compensation Policy.

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of proposal number (2), and, in the event proposal number (2) is not adopted, the approval of proposal number (3), is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a Controlling Shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

The Companies Law allows the Board to approve the Compensation Policy even if the general shareholders meeting had voted against its approval, provided that the Compensation Committee, and thereafter the Board, determines, based on detailed arguments, and after having reconsidered the Compensation Policy, that the approval of the Compensation Policy, despite the objection of the general meeting of the shareholders, is for the benefit of the Company.

Only shareholders of record at the close of business on January 13, 2014 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about January 16, 2014, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about that date.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than January 23, 2014. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P. Menashe, Israel
January 6, 2014

INFORMATION ABOUT THIS PROXY STATEMENT AND

THE SPECIAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”), for use at the special general meeting of shareholders of the Company to be held on February 13, 2014 beginning at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel (the “Meeting”).

The Proxy

Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail at 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to a specific proposal or all proposals, the shares represented by properly executed and received proxies, will be voted: (i) “For” proposals number (1), (3) (if proposal (2) is adopted) and (4), and (ii) “For” proposals (2) and (3) (if proposal (2) is not adopted) if a “personal interest” and “control shareholding” is properly indicated in such proxies.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by canceling the proxy or appointing a different proxy by written notice delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail at 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee as discussed below in more detail, you must contact that firm to revoke any prior voting instructions.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on January 13, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

As of January 7, 2014, there were  34,739,315 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within 30 minutes from the time appointed for the Meeting, the Meeting shall be adjourned to the same day at the same time and place the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some or all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a “broker non-vote” will occur. Therefore, it is important for a shareholder that holds ordinary shares through a bank, a broker or other holder of record holding shares for a beneficial owner to instruct its bank, broker or other holder of record how to vote its shares in order for its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of proposal number (2), and, in the event proposal number (2) is not adopted, the approval of proposal number (3), is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the Compensation Policy; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a Controlling Shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder in an action or transaction of a company includes (i)  a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder  or the shareholder’s relative (as detailed above) holds 5% or more of such Company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Kibbutz Sdot-Yam, which owns 51.14% of the Company’s outstanding ordinary shares, is the Company’s Controlling Shareholder (for further information concerning the principal shareholders of the Company, see the Company's most recent Annual Report filed on Form 20-F with the SEC on March 25, 2013, (as amended on April 1, 2013)).

In accordance with Section 276 of the Israeli Companies Law, 5759 – 1999 (the “Companies Law”), any shareholder who participates in the vote of proposal number (2) or (3) (in the event proposal number (2) is not adopted), must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, whether or not such shareholder has a personal interest in the approval of the proposal and whether such shareholder should be considered a Controlling Shareholder. The vote of any shareholder that does not so inform the Company shall not be counted with respect to proposal number (2) or (3) (in the event proposal number (2) is not adopted).

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter, (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

PROPOSAL ONE

ELECTION OF A DIRECTOR

Background

The Company's Board currently consists of 10 directors, including Ms. Irit Ben-Dov and Mr. Ofer Borovsky, who serve as the Company's external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors. These two directors, as well as Mr. Yonathan Melamed and Mr. Moshe Ronen also qualify as independent directors under the corporate governance standards of The NASDAQ Stock Market and the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under the Company's Articles of Association, the number of directors on the Company's Board will be no less than seven and no more than 11.

Each director, who is not an external director or an independent director, who was nominated by the general meeting for a period of up to three years, holds office until the annual general meeting of the Company's shareholders in the subsequent year, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office.

At the Meeting, shareholders will be asked to elect Mr. Avner Naveh to serve as a director of the

Company's Board.

Mr. Naveh has certified to the Company that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Avner Naveh (64), Mr. Avner Naveh served as a Fighter Pilot and an Officer in a wide variety of positions at both bases and the headquarters of the Israeli Air Force (“IAF”) from 1969 until 2000. In his latest position in the IAF, Mr. Naveh served as the IAF Chief of Staff and Deputy Commander, responsible for the Air Force's strategic planning and annual work program. Mr. Naveh retired from the IAF as a Brigadier General. Currently, Mr. Naveh serves as chairman of the board of directors of Drorim Retirement Village Ltd., and as an external director of Zur Shamir Holdings Ltd. and Ashtrom Properties Ltd., both of which are traded on the Tel Aviv Stock Exchange Ltd. From 2009 to 2010, Mr. Naveh served as a director of Hadassah Medical Organization (HMO). From 2002 to 2008, Mr. Naveh served as a director of Inter-Gamma Investments Ltd. From 2001 to 2007, Mr. Naveh serves as a director of ECI Telecom, Ltd. Mr. Naveh also provides consulting and business development services to Rafael Advanced Defense Systems Ltd. , to VisionMap Ltd. and to Coral Rom Aviation Ltd. Mr. Naveh holds a bachelor’s degree in Economics and Business Administration from Bar Ilan University, Israel.

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, to approve the election of Mr. Avner Naveh, to serve as a director of the Company until the next annual general meeting of shareholders of the Company.”

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

APPROVAL OF COMPENSATION POLICY

Background

On December 12, 2012, amendment Number 20 to the Companies Law (“Amendment 20”) became effective. The main amendment under Amendment 20, concerned to the "Terms of Service and Employment" of “Office Holders” of an Israeli company.

“Office Holders” under the Companies Law are the chief executive officer, chief business manager, deputy to chief executive officer, vice general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or other manager directly subordinate to the chief executive officer.

Under Amendment 20, the term “Terms of Service and Employment” is defined as the terms of office or employment of an Office Holder, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Termination Grant, and any benefit, other payment or undertaking to make such payment, granted for such office or employment as an Office Holder. “Termination Grant” is defined as a grant, payment, consideration, compensation or any other benefit granted to an Office Holder in connection with the termination of his position in the Company.

Among its other provisions, Amendment 20 requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of an Office Holders (the “Compensation Policy”), after taking into consideration the recommendations of the compensation committee of the board of directors of such company (the “Compensation Committee”). The Compensation Committee must be comprised of at least three directors, including all of a Company’s External Directors (as defined in the Companies Law), who must constitute a majority of the committee. One of the External Directors serving on the Compensation Committee shall act as the Chairman of the committee. All other members of the Compensation Committee must be directors whose Terms of Office and Employment are consistent with those of the Terms of Office of External Directors according the Companies Law.

The Company's Compensation Committee comprises of three directors, two of whom are External Directors and one of whom is independent director who qualifies to serve as a member of the Compensation Committee according to the requirements of the Companies Law.

Under Amendment 20, the Compensation Policy needs to be approved by a "special majority" of the company’s general meeting of the shareholders as described above.

However, Amendment 20 provides that a company’s board of directors may adopt a Compensation Policy even in the event the general meeting of the shareholders voted against its approval, provided that the Compensation Committee, and thereafter the board of directors of the company, will determine, based on detailed arguments, and after having re-discussing the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the general meeting of the company’s shareholders is for the benefit of the company.

Amendment 20 provides that a Compensation Policy will be adopted , among other, in accordance with the following considerations: (i) promoting the company's objectives, business plan and its policy with a long term view; (ii) creating appropriate incentives for the company's Office Holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the Office Holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the Office Holder.

The Company's Compensation Policy

On December 16, 2013, following the recommendation of the Compensation Committee, the Company's Board approved a Compensation Policy in accordance with the provisions of Amendment No. 20, for a three-year term, in the form attached as Exhibit A to this Proxy Statement. The Compensation Policy is subject to shareholders' approval. In case that the shareholders do not approve the Compensation Policy the Board is entitled to approve it following the recommendation of the Compensation Committee.

The Company's Compensation Committee and Board believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns Office Holders’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building and maintaining a sustainable company.

The Company's Compensation Committee and Board also seek to ensure that the Company maintains its ability to attract and retain superior employees in key executive positions, and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives in the Company's industry and the broader marketplace from which we recruit and compete for talent.

The Company's Board believes that the proposed Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve, in compliance with the requirements of the Companies Law, the Compensation Policy for the Company's Office Holders, in the form attached hereto as Annex A, and as previously approved by the Board and the Compensation Committee.”

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF COMPENSATION TERMS OF MR. NAVEH AS A COMPANY'S DIRECTOR

If elected to serve as a director of the Company's Board under proposal number (1), he will receive the same compensation for directors who are not affiliated with the Controlling Shareholder of the Company, as approved at the Annual Meeting of the Shareholders of the Company on December 19, 2014.

Mr. Naveh will be entitled to an annual fee of NIS 113,491 (the "Annual Fee"), and NIS 2,572 per meeting of the Board and of committees of the Board (the "Participation Compensation"). The Annual Fee and the Participation Compensation will be updated twice a year, on February 1st and August 1st, based on the increase in the Consumer Price Index of the Israeli Central Bureau of Statistics (the "CPI") as compared to the CPI on August 1, 2013.

The Participation Compensation for resolutions adopted without convening a meeting by way of unanimous written consent and for participation through media communication will be reduced as follows: (1) for resolutions adopted without convening a meeting – the Participation Compensation will be reduced by 40%; and (2) for resolutions adopted at a meeting by participation through media communication – the Participation Compensation will be reduced by 50%.

The Annual Fee will be paid in four equal installments at the beginning of each quarter for the preceding quarter, and the Participation Compensation will be paid at the beginning of each quarter for the director's participation in the meetings and unanimous written resolutions that took place in the preceding quarter.

In addition, Mr. Naveh may be entitled to reimbursement for his expenses arising out of his board service and as applicable to all other Company's directors.

The proposed terms are consistent with the proposed Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the compensation terms of Mr. Naveh as described in the Proxy Statement, dated January 16, 2014.”

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

AMENDING THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, the Company will propose that shareholders approve specific amendments to its Articles of Association primarily to provide that certain resolutions of the Board will be resolved by a special majority of the Board if so required by the Compensation Policy.

The Articles of Association is proposed to be amended by changing Article 80 to be read as follows:

"While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise specifically provided in these Articles, ~~or~~ by the Statutes or by the Company's Compensation Policy, as adopted pursuant to the provisions of Section 267A of the Law. In the event the vote is tied, the Chairman of the Board shall not have a second or casting vote, and such resolution shall be deemed rejected".

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, to approve, pursuant to the Companies Law and the Company's Articles of Association, the amendment to the Company's Articles of Association as shown in this proxy statement”.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

 OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Special General Meeting of shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

       The Company’s Annual Report on Form 20-F with the SEC on March 25, 2013 (as amended on April 1, 2013), is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on November 7, 2013, the Company submitted a press release on Form 6-K regarding its business and financial results for the three months ended September 30, 2013. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: Maxim Ohana Chairman of the Board

M.P Menashe, Israel
January 16, 2013

COMPENSATION POLICY

[As approved by the Board of Directors on December 16, 2013]

CAESARSTONE SDOT YAM LTD.

Compensation Policy for Executive Officers and Directors

Table of Contents

Page

A. Overview and Objectives	A - 3
B. Base Salary, Benefits and Perquisites	A - 5
C. Cash Bonuses	A - 6
D. Equity Based Compensation	A - 8
E. Retirement and Termination of Service Arrangements	A - 9
F. Exculpation, Indemnification and Insurance	A - 9
G. Change of Control Arrangements	A - 11
H. Board of Directors Compensation	A - 12
I. Miscellaneous	A- 12

A.       Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Sdot-Yam Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone's value and otherwise assist Caesarstone to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone's directors. Executive Officers and directors may include also related parties, such as members of Kibbutz Sdot Yam, the Company's controlling shareholder.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of Caesarstone and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

2.	Objectives

Caesarstone's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.4.	To provide appropriate awards for actual superior individual and corporate performance; and

2.5.	To maintain consistency in the way that Executive Officers are compensated.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.
Any grant of Compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law. Grant of any compensation to the Company's CEO shall be subject, in addition to any approval required under any applicable law, to the affirmative vote of at least 75% of the directors then in office.

4.	Inter-Company Compensation Ratio

4.1.
In the process of drafting this Policy, Caesarstone’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.
The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "Fixed Compensation" (comprised of base salary, benefits and perquisites) and "Variable Compensation" (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity based incentives, shall be of value of at least 30% of such Executive Officer's annual Fixed Compensation.

B.       Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 70% of the monthly payment against a tax invoice.

6.2.
The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.

6.3.
Since a competitive base salary is essential to Caesarstone's ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone's size, performance and field of operation and the geographical location of the Executive Officer employed as well as his personal and professional skills.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone's practice and market practice;

7.1.5.
Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone's policies and procedures and the practice in peer group companies; and

7.1.6.
Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone's policies and procedures and to the practice in peer group companies.

For the sake of clarity, non-Israeli Executive Officers may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed. Such customary benefits and perquisites shall be determined based on the methods described in Section 6.3 of this Compensation Policy (with the necessary changes).

7.2.
Caesarstone may offer additional benefits and perquisites to its Executive Officers, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel expenses and other business related expenses, insurances, newspaper subscriptions, academic and professional studies, welfare activities etc., provided, however, that such additional benefits and perquisites shall be determined in accordance with Caesarstone's policies and procedures and be comparable to customary market practices.

C.       Cash Bonuses

8.	Annual Bonuses - The Objective

8.1.	Compensation in the form of annual cash bonus(es) is an important element in aligning Executive Officers' compensation with Caesarstone's objectives and business goals.

8.2.	Caesarstone's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer's engagement with Caesarstone.

9.	Annual Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus which may be awarded to each of Caesarstone's Executive Officers other than the CEO ("VPs") shall not exceed such VP's monthly base salary multiplied by eight (8).

9.2.
The annual bonus of Caesarstone’s VPs will be based on the measurable results of the Company, its divisions and personal objectives, and subject to a minimum threshold. Such measurable criteria will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee at the commencement of each fiscal year (or start of employment, as applicable) on the basis of, but not limited to, company, division and personal objectives. Examples of measurable criteria that will be considered include: business and operational objectives (such as revenue and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

The achievable  target annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the CEO’s discretion, subject to any additional approval as may be required by the Companies Law, provided, however, that if so permitted by law, the annual bonus of a VP which is not a director, may be based all or in part on the CEO’s discretion based on the VP's contribution to Caesarstone.

CEO

9.3.	The annual bonus of Caesarstone’s CEO will be based on the measurable results of the Company and subject to a minimum threshold. Such measurable criteria will be set forth in the CEO engagement terms.

9.4.
The annual cash bonus which may be awarded to Caesarstone's CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone's net profit in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.
The annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the Board’s discretion, subject to any additional approval as may be required by the Companies Law.

10.	Compensation Recovery (“Clawback”)

10.1.
In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

10.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

10.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

10.3.	Nothing in this Section 10 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

11.	Special Bonuses

11.1.
Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions or offerings) at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to the approval of the Compensation Committee and any additional approval as may be required by the Companies Law (the "Special Bonus").

11.2.
Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to the approval of the Compensation Committee and any additional approval as may be required by the Companies Law (the "Signing Bonus").

11.3.
The aggregated Special Bonus payable to Executive Officers will not exceed 3% of the total amount of the event's scope (i.e. transaction's purchase price or investment amount, gaining in litigation etc.) for which the Special Bonus is granted.

11.4.	The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer's first annual compensation package.

12.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer's monthly base salary multiplied by twelve (12).

D.       Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Caesarstone's Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' interests with the long term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
The equity based compensation offered by Caesarstone is intended to be in a form of share options and/or other equity based awards, such as RSUs and share based compensation (i.e. "phantom options"), in accordance with the Company's equity incentive plan in place as may be updated from time to time.

13.3.
The fair value of the equity based compensation per vesting year at its grant date of each of Caesarstone’s VPs and CEO shall not exceed the fair value calculated with respect to an option to purchase (at an exercise price equal to the share price at the closing of trade on Nasdaq on the date of grant, subject to any applicable law or regulation) 0.2% and 1% of Caesarstone’s outstanding shares at the date of grant, respectively.

13.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years.

13.5.
All other terms of the equity awards shall be in accordance with Caesarstone's incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with changes of control, subject to any additional approval if such may be required by the Companies Law. Grant of equity based awards shall be subject in addition to any approval required by any applicable law, to the affirmative vote of at least 75% of the directors then in office.

14.	General guidelines for the grant of awards

14.1.
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

14.2.	The fair value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E.        Retirement and Termination of Service Arrangements

15.	Advanced Notice Period and Adjustment Period

15.1.
Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to six (6) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

15.2.
Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

15.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

16.	Additional Retirement and Termination Benefits

Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices.

F.        Exculpation, Indemnification and Insurance

17.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

18.	Insurance and Indemnification

18.1.
Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, as provided in the Indemnity Agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

18.2.	Caesarstone will provide “Directors' and Officers' Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

18.2.1.
The limit of liability of the insurer shall not exceed US$50 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

18.2.2.	The annual premium shall not exceed US$150,000 plus a 15% increase in the annual premium per annum and the deductible shall not exceed US$200,000 per claim;

18.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Caesarstone's exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company's profitability, assets or liabilities; and

18.2.4.
The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).  The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the Insurer takes precedence over the right of the Company itself.

18.3.	Should a change in profile risk of the Company occur, the Company shall be entitled, always subject to the approval of the Compensation Committee to the following:

18.3.1.	To enter into an Insurance Policy of up to seven (7) years, with the same insurer or any other insurance;

18.3.2.
The limit of liability of the insurer shall not exceed US$50 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

18.3.3.	The annual premium shall not exceed 300% of the last paid annual premium and the deductible shall not exceed US$200,000 per claim; and

18.3.4.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Caesarstone's exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company's profitability, assets or liabilities.

18.4.
Caesarstone may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities, provided, however, that the insurance transaction complies with the following conditions:

18.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and

18.4.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Caesarstone's exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company's profitability, assets or liabilities.

18.5.	The Insurance Policy, indemnification and Exculpation shall be subject to any additional approvals as may be required under any applicable law.

G.        Arrangements upon Change of Control

19.
The following benefits and perquisites may be granted to the Executive Officers in addition to the benefits and perquisites applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of such Executive Officer is terminated or adversely adjusted in a material way:

19.1.	Vesting acceleration of outstanding options.

19.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

19.3.
Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 15 of this Compensation Policy.

19.4.	In the case of the CEO, a cash bonus equal to twelve (12) monthly base salaries.

H.       Board of Directors Compensation

20.1.
All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company's shareholders, based on the director's relevant skills and experience, up to, on annual basis, the total compensation payable annually to the Company's external and independent directors.

20.2.
The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

20.3.
The chairman of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director ((assuming a total of nine (9) board and its committee meetings per year)). In addition, the chairman of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee, the Board and approved by the Company's shareholders, which shall amount to up to 50% of the chairman's annual base compensation.

20.4.	In addition, members of Caesarstone’s Board may be entitled to expenses' reimbursement when traveling abroad on behalf of Caesarstone.

I.         Miscellaneous

21.1.
Subject to any applicable law, the Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

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This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person other than Caesarstone.